

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 14, 2017

Mr. David Duckworth
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle, Suite 1000
Franklin, Tennessee 37067

      **Re:    Acadia Healthcare Company, Inc.**
              **Form 10-K for Fiscal Year Ended December 31, 2016**
              **Filed February 24, 2017**
              **File No. 001-35331**

Dear Mr. Duckworth:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Robert S. Littlepage, for

              Carlos Pacho
              Senior Assistant Chief Accountant
              AD Office 11 – Telecommunications